UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

FOXO Technologies Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

351471107

(CUSIP Number)

June 16, 2023

(Date of Event Which Requires Filing of this Statement) [ ]

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ]          Rule 13d-1(b)

  [X]        Rule 13d-1(c)

  [ ]          Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) VINCENT J. DOWLING, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,853,619(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,853,619(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,853,619(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.57% (1)
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 351471107

(1) Includes warrants to purchase 97,333 shares of Class A Common Stock issued to Coat Tail Partners, LLC, which are currently exerciseable.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) BABOON PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,650,405
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,650,405
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,650,405
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.00%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 351471107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) COAT TAIL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,203,214(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,203,214(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,203,214(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.58% (1)
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 351471107

(1) Includes warrants to purchase 97,333 shares of Class A Common Stock issued to Coat Tail Partners, LLC, which are currently exerciseable.

Item 1  (a) Name of Issuer:

FOXO Technologies Inc. (the “Company”)

(b)       Address of Issuer’s Principal Executive Offices:

729 N. Washington Ave., Suite 600

Minneapolis, MN 55401

Item 2 (a) Name of Person Filing:

This statement is filed by:

(i)       Vincent J. Dowling, Jr. (“Mr. Dowling”), who serves as the manager of Baboon Partners, LLC and as the manager of Coat Tail Partners, LLC, with respect to the shares of Class A Common Stock directly owned by Baboon Partners and Coat Tail.

(ii)       Baboon Partners, LLC, a Florida limited liability company (“Baboon Partners”), with respect to the shares of Class A Common Stock directly owned by it.

(iii)       Coat Tail Partners, LLC, a Florida limited liability company (“Coat Tail”), with respect to the shares of Class A Common Stock directly owned by it.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Class A Common Stock or Warrants reported herein.

(b)       Address of Principal Office, or if None, Residence:

The address of the business office of each of the Reporting Persons is 7 Sea Court

Vero Beach, FL 32963.

(c)       Citizenship:

Mr. Dowling is a citizen of the United States. Baboon Partners and Coat Tail are limited liability companies organized under the laws of the State of Florida.

(d)       Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”).

(e)       CUSIP Number:

351471107

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4 Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)       Amount beneficially owned:

Please see Item 9 of cover pages.

(b)   Percent of Class:

Please see Item 11 of the cover pages.

(c)   Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote:

Please see Item 5 of the cover pages.

(ii)    Shared power to vote or to direct the vote:

Please see Item 6 of the cover pages.

(iii)   Sole power to dispose or to direct the disposition of:

Please see Item 7 of the cover pages.

(iv)   Shared power to dispose or to direct the disposition of:

Please see Item 8 of the cover pages.

Mr. Dowling, as the manager of Baboon Partners and Coat Tail, has shared power to vote the shares of Class A Common Stock beneficially owned by Baboon Partners and Coat Tail. Mr. Dowling does not directly own any shares of Class A Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Mr. Dowling may be deemed to beneficially own the shares beneficially owned by Baboon Partners and Coat Tail.

The percentages set forth in Row (11) of the cover page for each Reporting Person and elsewhere in this Schedule 13G are based on 46,480,892 shares of Class A common stock, par value $0.0001 per share, of the registrant issued and outstanding as of June 22, 2023, as reported in the Company’s Form 8-K filing on June 22, 2023.

Item 5 Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8 Identification and Classification of Members of the Group:

Not Applicable

Item 9 Notice of Dissolution of Group:

Not Applicable

Item 10 Certification:

By signing below each Reporting Persons certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2023	/s/ Vincent J. Dowling Jr.
Vincent J. Dowling Jr.

Baboon Partners, LLC

Dated: June 26, 2023	By:	/s/ Vincent J. Dowling Jr.
Vincent J. Dowling Jr., Manager

Coat Tail Partners, LLC

Dated: June 26, 2023	By:	/s/ Vincent J. Dowling Jr.
Vincent J. Dowling Jr., Manager